Philips announces agreement to acquire Genlyte – a leading North American luminaires manufacturer

Monday, November 26, 2007

•	Philips to pay approximately USD 2.7 billion (EUR 1.8 billion) based on an offer price per share of USD 95.50

•	Deal creates #1 lighting company in North America

•	Philips and Genlyte to grow business by introducing Philips’ innovative, greener and solid state lighting technologies in North America through Genlyte’s extensive contacts with distributors, architects and designers, and by introducing Genlyte’s products to an international market

•	Deal leverages Philips’ earlier successful acquisitions of Color Kinetics, Partners in Lighting, TIR and Lumileds, and signals continuing investment in Lighting

•	Genlyte’s Board of Directors will unanimously recommend offer to shareholders

Amsterdam, the Netherlands and Louisville, Kentucky – Royal Philips Electronics (AEX: PHI, NYSE: PHG) (“Philips”) today announced it has entered into a definitive merger agreement with North American luminaires company Genlyte Group Incorporated (“Genlyte”) (NASDAQ: GLYT) pursuant to which Philips will commence a tender offer to acquire all of the issued and outstanding shares of Genlyte for USD 95.50 per share, or approximately USD 2.7 billion (EUR 1.8 billion) to be paid in cash upon completion. The proposed transaction builds on Philips’ earlier acquisition of Color Kinetics and provides the company with a leading position in the North American luminaires (also known as ‘lighting fixtures’) market. The deal will also provide Philips with a platform for further profitable growth by building on Genlyte’s extensive presence among lighting customers in North America to speed up the adoption of energy-saving, green lighting technologies. The board of directors of Genlyte has unanimously approved the transaction, and will unanimously recommend that Genlyte shareholders accept the offer and tender their shares of Genlyte pursuant to the offer.

Based in Louisville, Kentucky, USA, Genlyte designs, manufactures and sells lighting fixtures, controls and related products for a wide variety of applications, including solid state lighting. Just under 90% of Genlyte’s 2006 revenues were related to commercial and industrial applications, with the remainder for high-end residential applications. A leader in the North American construction luminaires market, Genlyte sells to distributors and electrical wholesalers. The company’s products are also promoted through architects, engineers, contractors, and building owners. Genlyte employs approximately 6700 people.

Commenting on the announcement, Theo van Deursen, Chief Executive Officer of Philips Lighting, said: “Today’s announcement is another major step for Philips in executing its strategy to establish a global leadership position as a provider of energy efficient, solid state lighting solutions in key application areas. It follows on our recent acquisitions of Color Kinetics, TIR Systems, Partners in Lighting International, as well as our earlier investment to acquire full ownership of LumiLeds. Besides growing our presence in North America, this deal deepens our contacts to end users, such as wholesalers, contractors, architects and lighting designers, helping us speed up the market rollout of more energy efficient lighting and the introduction of new lighting technologies, like solid state lighting.”

Larry K. Powers, Chairman, President and Chief Executive Officer of Genlyte Group Incorporated added, “Philips is shaping the future of the lighting industry by building up an extensive portfolio of innovative, green lighting. Genlyte has also established a reputation for developing innovative new products utilizing the latest in lamp and ballast technologies. We believe joining with Philips is in the best interest of our shareholders, customers, vendors and employees, and that our combined resources will produce the best possible entity for competing, growing and creating value for our customers. We view this merger as an exciting opportunity for everyone, and as a result the Board will recommend the offer to our shareholders.”

Over a 12-month period ending in September 2007, Genlyte had sales of approximately USD 1.6 billion with an EBITA margin of 14.9%. Following completion of the acquisition, Philips expects Genlyte’s revenue growth to continue outpacing the market, as Philips uses Genlyte’s market presence as a platform for introducing newer, green products into the North American market. Philips’ plan to extend Genlyte’s activities beyond North America will also contribute to growth. Following the integration of Genlyte, Philips expects to benefit from leveraging economies of scale in purchasing of materials and services as well as Genlyte’s expertise in outsourcing and streamlining of manufacturing activities, contributing to margin expansion.

The acquisition is structured as an all cash tender offer by Philips for all of the issued and outstanding shares of Genlyte to be followed by a merger in which each remaining untendered share of Genlyte will be converted into the same USD 95.50 per share price paid in the tender offer. The tender offer is expected to commence within 5 business days and is not subject to a financing contingency. The acquisition will be effected pursuant to a merger agreement and is subject to the terms and conditions of the merger agreement. These include the tender of a majority of the outstanding Genlyte shares on a fully-diluted basis and other customary conditions. The transaction is expected to close in the first quarter of 2008, upon which Genlyte will be integrated into the Luminaires business group within Philips Lighting.

At 10.00 AM CET today, financial analysts are invited to join a telephone conference with Pierre-Jean Sivignon, Chief Financial Officer of Royal Philips Electronics and Theo van Deursen, Chief Executive Office of Philips Lighting. A live webcast of this conference call will be made available on Philips’ Investor Relations website at: http://www.philips.com/about/investor

At 11.30 AM CET today, journalists are invited to join a telephone briefing with Mr. Theo van Deursen. A live webcast of this briefing will be made available on Philips’ News Center website at: http://www.newscenter.philips.com

Background Information
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For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel:  +31 20 5977215
Email:  jayson.otke@philips.com

David Wolf
Philips Corporate Communications North America
Tel:  +1 917-455-7857
Email:  david.l.wolf@philips.com

Raymond L. Zaccagnini
Genlyte Group
Tel:  +1 502 420 9500
Email:  rzaccagnini@genlytegroup.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 128,100 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, personal care and home appliances, as well as consumer electronics. News from Philips is located at www.philips.com/newscenter.

About Genlyte Group Incorporated
The Genlyte Group Incorporated (Nasdaq: GLYT) is a leading manufacturer of lighting fixtures, controls, and related products for the commercial, industrial and residential markets. Genlyte sells lighting and lighting accessory products under the major brand names of Alkco, Allscape, Ardee, Canlyte, Capri/Omega, Carsonite, Chloride Systems, Crescent, D’ac, Day-Brite, Gardco, Guth, Hadco, Hanover Lantern, High-Lites, Hoffmeister, Lam, Ledalite, Lightolier, Lightolier Controls, Lumec, Morlite, Nessen, Quality, Shakespeare Composite Structures, Specialty, Stonco, Strand, Thomas Lighting, Thomas Lighting Canada, Vari-Lite, Vista, and Wide-Lite.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the tender offer and merger and any expected benefits of the merger. Completion of the tender offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance those conditions can be satisfied or that the transactions described in this press release will completed. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Additional Information
The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell Genlyte’s common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer described in this press release when they become available because they will contain important information. The tender offer statement will be filed by Philips with the Securities and Exchange commission (“SEC”) and the solicitation/recommendation statement will be filed by Genlyte with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Philips or Genlyte with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Investor Relations of Genlyte at irelations@genlytegroup.com.